UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated January 27, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE JOINT MEETING OF THE FISCAL COUNCIL AND
STATUTORY AUDIT COMMITTEE HELD ON JANUARY 27, 2016

Date, Time and Place: Held on January 27, 2016, at 08:00 AM, at the Company’s headquarters at Rua Fidêncio Ramos, No. 302, Tower B, 4th floor, Vila Olímpia, Zip Code 04551-010, in the City of São Paulo, State of São Paulo.

Call notice: Call notice dismissed due to the attendance of the totality of the effective members of the Fiscal Council and the Statutory Audit Committee.

Attendance: All the effective members of the Fiscal Council of the Company: Messrs. Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Antonio Sergio Riede. All the members of the Statutory Audit Committee of the Company: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Julio Sergio de Souza Cardozo; and José Écio Pereira da Costa Junior.

Board: Mr. Maurício Aquino Halewicz – Chairman.

Mr. Adjarbas Guerra Neto – Secretary.

Agenda: (i) To examine the capital expenditure budget for 2016 fiscal year; (ii) to analyze and examine the financial statements of the Company and the respective explanatory notes; (iii) to analyze and examine the allocation of results of the fiscal year ended on December 31, 2015; (iii) to examine the realization of deferred income tax and social contribution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the members of the Fiscal Council and Statutory Audit Committee decided to, without reservations and/or qualifications, by their unanimous vote:

(i)      Approve the proposed capital expenditure budget of the Company for the 2016 fiscal year, in accordance with the attached Opinion of the Fiscal Council;

(ii)     Manifest its favorable opinion to forward the Company’s financial statements, the respective explanatory notes, and the other statements related to the fiscal year ended on December 31, 2015, to the consideration of the Ordinary General Shareholders’ Meeting, after considering the clarifications presented by the independent auditors of Baker Tilly Brasil Auditores Independentes S/S, as per the attached Opinion of the Fiscal Council.

(iii)    To recommend the approval of the net profit destination, in accordance with the Company’s financial statements related to the fiscal year ended on December 31, 2015, as follows: (i) the retention, for the formation of the legal reserve, of the amount of R$ 17,109,262.36, corresponding to 5% (five per cent) of the net income of the year; (ii) the retention of net income for allocation in the Profit Reserve for Investments, in the amount of R$ 25,075,984.81, in accordance with the capital expenditure budget proposed in item (i) above; (iii) the distribution of the minimum compulsory dividends of 25% (twenty-five per cent) of the adjusted net income of the year, totaling R$ 81,268,996.20; and (iv) the distribution of additional dividends in the amount of R$ 218,731,003.80.

(iv)   Approve the estimates of realization of deferred income tax and social contribution, assets and liabilities, based on the premises adopted by the Company’s Management, as well the result projections.

Closing: There being nothing else to address, the meeting was closed, these minutes were drawn up, which read and found to be accurate, were approved and signed by all the attendees. Attendance related to the Fiscal Council: Maurício Aquino Halewicz (Chairman of the Fiscal Council); Gilsomar Maia Sebastião; and Antonio Sergio Riede; and Adjarbas Guerra Neto - Secretary. Attendance related to the Statutory Audit Committee: Maria Paula Soares Aranha (Coordinator of the Statutory Audit Committee); Julio Sergio de Souza Cardozo; and José Écio Pereira da Costa Junior.

São Paulo, January 27th, 2016.

We hereby certify that these minutes are a true copy of the original filed at the Company’s headquarters.

Board:

Maurício Aquino Halewicz Chairman	Adjarbas Guerra Neto Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 27, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO